UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-40299

Achilles Therapeutics plc

(Exact name of registrant as specified in its charter)

245 Hammersmith Road

London W6 8PW

United Kingdom

Tel: +44 (0)20 8154 4600

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Achilles Reports First Quarter 2021 Financial Results and Recent Business Highlights

On May 11, 2021, Achilles Therapeutics plc (“Achilles” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K, reporting its financial results for the three months period ended March 31, 2021 and providing an update on recent business highlights. Furnished (i) as Exhibit 99.2 to this Current Report on Form 6-K are the Company’s unaudited consolidated financial statements for the three months ended March 31, 2021 and (ii) as Exhibit 99.3 to this Current Report on Form 6-K is the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2021.

The statements contained in this “Achilles Reports First Quarter 2021 Financial Results and Recent Business Highlights” section of this Current Report on Form 6-K and the information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of Achilles Therapeutics plc dated May 11, 2021.

99.2	Unaudited Condensed Consolidated Financial Statements of Achilles Therapeutics plc for the three months ended March 31, 2021.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achilles Therapeutics plc for the three months ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACHILLES THERAPEUTICS PLC

Date: May 11, 2021	By:	/s/ Robert Coutts
Robert Coutts
Chief Financial Officer